

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

James Keough
Chief Financial Officer
Sundial Growers Inc.
#300, 919 11 Avenue SW
Calgary, AB, Canada T2R1P3

      Re: Sundial Growers Inc.
          Form 20-F for the Year Ended December 31, 2020
          Filed March 18, 2021
          File No. 001-39005

Dear Mr. Keough:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences